Exhibit 4.47

Rights and Obligations Assumption Letter

This entity, Guangzhou Yinghe Culture Co., Ltd., is the subsidiary established by Foshan Yixue Culture Co., Ltd.(“Foshan Yixue”), which is the wholly owned subsidiary of Foshan Yongliang Education Technology Co., Ltd. (“Investor”) and registered in Guangzhou City at Haizhu District Administration for Market Regulation on July 9, 2024. The Investor indirectly holds 100% of the interests in this entity through Foshan Yixue. Guangzhou Yinghe Culture Co., Ltd. Beijing Branch (“Beijing Branch”) is a branch established by this entity and registered in Administration for Market Regulation of Tongzhou District, Beijing on October 15, 2024. Beijing Branch is also a subsidiary of the Investor and Foshan Yixue.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, the supplemental agreement entered into on August 13, 2021, and the supplemental agreement entered into on June 17, 2024, this entity and Beijing Branch shall join the Agreement according to Article 10.3 of the Agreement as “New Subsidiary of Party B” under the Agreement.

This entity and Beijing Branch hereby agree to join the Agreement as new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Guangzhou Yinghe Culture Co., Ltd.（Seal）Seal of Guangzhou Yinghe Culture Co., Ltd. Affixed

Guangzhou Yinghe Culture Co., Ltd. Beijing Branch（Seal）Seal of Guangzhou Yinghe Culture Co., Ltd. Beijing Branch Affixed

Date: November 26, 2024

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